UNITED STAT[...]
SECURITIES AND EXCHAN[...]
Washington, DC [...]



02023560

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 52597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   JANUARY1, 2001   AND ENDING   DECEMBER 31, 2001

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DELTEC ASSET MANAGEMENT, LLC

RECD S.E.C.
JUL d 3 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 FIFTH AVENUE, 18th FLOOR

(No. And Street)

NEW YORK,   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN ZUPPELLO   (212) 546-6285

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA

(Name - if individual state last, first, middle name)

60 EAST 42ND STREET   NEW YORK   NY   10165

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

DELTEC ASSET MANAGEMENT LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Deltec Asset Management LLC:

We have audited the accompanying consolidated statement of financial condition of Deltec Asset Management LLC (the "Company") as of December 31, 2001. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Deltec Asset Management LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 8, 2002

DELTEC ASSET MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 948,893
Securities owned, at market value	1,620,524
Receivable from clearing broker	11,312,157
Accrued management fees and other receivable	423,295
Deposit with clearing organization	250,000
Investments in and advances to affiliated partnerships	929,184
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $21,139	101,300
Other assets	138,703
TOTAL ASSETS	**$ 15,724,056**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Senior secured note payable	$ 7,000,000
Accounts payable and accrued liabilities	974,126
Excess of fair value of net assets acquired over cost	1,247,299
Total liabilities	9,221,425
MEMBERS' EQUITY	6,502,631
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 15,724,056

See notes to consolidated statement of financial condition.

1. ORGANIZATION

Deltec Asset Management LLC (the "Company"), a Delaware limited liability company, was formed on February 1, 2000 to acquire the assets and business of Deltec Asset Management Corporation ("DAMC"), a securities broker-dealer and investment advisor. The Manager of the Company is Blue Tee Partners, LLC ("Blue Tee"), a Delaware limited liability company.

On September 29, 2000, DAMC merged with and into the Company. The Company has accounted for the merger as a purchase transaction and has recorded the difference between the purchase consideration and the estimated fair value of the net assets acquired as excess of fair value of net assets acquired over cost, to be recognized as the underlying assets are disposed of and/or amortized. Prior to the merger, the Company's operations were limited to organizational activities.

All references to the Company in the accompanying consolidated statement of financial condition include the Company and its wholly owned subsidiary, Deltec Partners, LLC.

2. BUSINESS

The Company provides securities brokerage and investment advisory services to its customers and also engages in securities trading and investing for its own account. The Company does not carry customer accounts and clears all customer and proprietary security transactions on a fully disclosed basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Deltec Partners LLC, after the elimination of intercompany transactions and balances.

Cash equivalents are defined as short-term, highly liquid investments with maturities of three months or less.

Financial instruments are carried at fair value or at amounts which approximate fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Securities owned are carried at market value and, where there is no market on a securities exchange or no publicly quoted market, at estimated fair value, as determined by management.

Investments in affiliated partnerships are carried at cost plus equity in earnings.

Furniture, equipment and leasehold improvements are depreciated on a straight-line basis using estimated useful lives of 5 to 10 years.

No provision has been made for federal or state income taxes in the accompanying consolidated financial statement as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

4. AFFILIATED PARTNERSHIPS

The Company is the sole general partner of a number of investment partnerships. The Company is also the sole investment advisor to these partnerships and provides certain of these partnerships with securities brokerage services.

Investments in affiliated partnerships at December 31, 2001 include:

Deltec Recovery Fund, L.P.	$ 312,599
Deltec Latin America Partners, L.P.	278,271
Deltec Forum Fund, L.P.	133,997
Deltec Worldwide Opportunity Fund, L.P.	81,171
Deltec High Yield Partners, L.P.	76,976
Deltec Income Partners, L.P.	27,665
Deltec Recovery Partners, L.P.	93
Total	$ 910,772

5. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker consists primarily of cash deposits which support and facilitate the Company's brokerage and proprietary trading activities.

6. SECURITY POSITIONS

Security positions, at market value, are as follow:

Fixed income obligations	$ 1,207,718
Equity securities	59,506
Other	353,300
	$ 1,620,524

7. SENIOR SECURED NOTE PAYABLE

The note bears interest at 5.87%. Interest is payable in semiannual installments commencing on March 31, 2001 and principal payments are due as follows:

September 2002	$ 1,050,000
September 2003	1,750,000
September 2004	2,100,000
September 2005	2,100,000
Total	$ 7,000,000

The note is secured by all of the assets of the Company and is subject to mandatory prepayment to the extent of 50% of the amount by which the proceeds of certain equity financings exceed the then unpaid principal amount of the note. The Company may, at its sole discretion, prepay the note in part or in full without penalty.

8. EMPLOYEE PENSION PLAN

The Company maintains a profit sharing plan providing 401(k) elective deferrals and matching contributions. This plan also provides for benefits to be paid upon retirement, death, disability or termination of service. Employees are eligible to make elective deferrals upon the commencement of employment and are eligible to receive matching contributions after they have reached the age of twenty-one and have completed one year of service. The employee's contribution is limited to the lesser of 10% of gross wages or the maximum employee deductible contribution for a defined contribution plan ($10,500 for fiscal year 2001). The Company matches employee contributions up to a maximum of 5% of annual base compensation of up to $170,000. Employees are always 100% vested in their elective contributions while employer matching contributions vest 100% over a six-year period.

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9. COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancelable lease expiring in 2008. Future minimum rental payments required under the lease agreement are approximately as follows:

2002	$ 883,000
2003	883,000
2004	898,000
2005	943,000
Thereafter	2,594,000
	$ 6,201,000

The lease includes provisions for escalation.

At December 31, 2001, the Company was obligated under an irrevocable letter of credit issued by a bank in the amount of $210,000 relating to the lease obligation. The letter of credit is fully collateralized with U.S. Treasury obligations.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company elected the "Alternative Net Capital Requirement" permitted by the Rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2001, the Company had net capital of $5,506,624 which exceeded the minimum net capital requirement by $5,256,624.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's proprietary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations.

Further, the Company borrows securities to facilitate the settlement process. When the Company borrows securities it usually provides the counterparty with collateral in the form of cash or other securities. These transactions expose the Company to off-balance-sheet risk arising from the potential that the counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its counterparties. In addition, the Company may be

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11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (cont'd)

exposed to similar off-balance-sheet risk arising from liabilities to other counterparties related to unsettled transactions.

The Company from time to time sells securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. Losses may be incurred if the market value of such securities increases.

12. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no customer accounts and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

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